Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

March 29, 2010

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Stirling

RE:	Northern Institutional Funds Post-Effective Amendment No. 63
Registration Statement File Nos. 2-80543 and 811-03605

Dear Ms. Stirling:

The following responds to the comments of March 11, 2009 provided by you in connection with your review of Post-Effective Amendment No. 63 (“PEA No. 63”) to the registration statement of Northern Institutional Funds (the “Trust” or “Registrant”) on Form N-1A referenced above. The changes to the Trust’s disclosure will be reflected in an additional post-effective amendment to the Trust’s registration statement. PEA No. 63 was filed to bring the prospectuses and statements of additional information for each series of the Trust (each a “Portfolio” and collectively the “Portfolios”) into compliance with the recent amendments to Form N-1A.

Applicable to all Portfolios

Cover Page

1. Comment: Please provide supplementally the legend that will appear on the summary prospectuses.

Response: The following legend will appear on the summary prospectuses:

“Before you invest, you may want to review the Portfolio’s complete Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s complete Prospectus and other information about the Portfolio online at www.northernfunds.com/institutional/prospectus. You can also get this information at no cost by calling 800-637-1380 or by sending an e-mail request to

northern-funds@ntrs.com. If you purchase shares of the Portfolio through a financial intermediary (such as a bank or a broker-dealer), the complete Prospectus and other information are also available from your financial intermediary. The Portfolio’s complete Prospectus and Statement of Additional Information, both dated April 1, 2010, as supplemented, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.”

2. Comment: Please remove the following disclosure from the cover page because it is not required by Form N-1A: “Shares of Northern Institutional Funds are distributed by Northern Funds Distributors, LLC, 10 High Street, Suite 302, Boston, MA 02110. Northern Funds Distributors, LLC is not affiliated with Northern Trust.”

Response: The change will be made.

Fees and Expenses of the Portfolio

3. Comment: Please remove the following sentence: “There is no sales charge imposed on purchases of shares.”

Response: The change will be made.

4. Comment: In footnote 1, please disclose if anyone has the ability to terminate the waiver/reimbursement. If the adviser has the ability, please remove the waiver/reimbursement disclosure.

Response: The following sentence will be added to the footnote: “The Portfolio’s Board of Trustees may terminate the contractual arrangements at any time if it determines that it is in the best interest of the Portfolio and its shareholders.”

Example

5. Comment: Please remove the parenthetical: “. . . (with reinvestment of all dividends and distributions) . . . .”

Response: The change will be made.

Principal Risks

6. Comment: Please remove the following sentence: “Please see “Additional Information on Investment Objectives, Principal Investment Strategies and Related Risks” in the Portfolio’s complete Prospectus for a more detailed description of the principal risks of investing in the Portfolio.”

Response: The change will be made.

Portfolio Performance

7. Comment: Please remove the following sentences: “Class C Shares and Class D Shares of the Portfolio will have similar annual returns when compared with Class A Shares because Class A, Class C, and Class D Shares of the Portfolio are invested in the same portfolio of securities. The annual returns of Class A Shares will differ from those of Class C and Class D Shares only to the extent that the classes do not have the same expenses. Annual returns reflected since inception also will differ according to the inception date for each class.”

Response: The change will be made to the disclosure for each Portfolio where applicable.

8. Comment: Please remove the following sentence: “The bar chart and table assume reinvestment of dividends and distributions.”

Response: The change will be made to the disclosure for each Portfolio where applicable.

9. Comment: Please remove the following sentences: “Performance reflects fee reductions and expense limitations that were in effect during the periods presented. If fee reductions and expense limitations were not in place, the Portfolio’s performance would have been reduced.”

Response: The change will be made to the disclosure for each Portfolio where applicable.

10. Comment: Please remove the first footnote describing the benchmark index.

Response: The change will be made to the disclosure for each Portfolio where applicable to remove footnotes describing benchmark indices.

Purchase and Sale of Portfolio Shares

11. Comment: Please remove the following: “On any business day (each Monday through Friday when the New York Stock Exchange is open for business),”

Response: The change will be made.

12. Comment: Please remove the following: “As further described in the Portfolio’s complete Prospectus,”

Response: The change will be made.

Applicable to Equity and Fixed Income Portfolios

Principal Risks

13. Comment: Derivatives risk is listed as a principal risk. Please tie it back to a principal strategy.

Response: Derivatives risk will be removed as a principal risk.

Applicable to all Index Portfolios

Principal Investment Strategies

14. Comment: For any Index Portfolio, please disclose either in the summary section or as Item 9 disclosure the steps the Portfolio will take if its performance deviates from that of its tracked index such that the correlation coefficient falls below 0.95.

Response: The Registrant declines to make this change. Disclosure responsive to this comment appears in the Statement of Additional Information.

15. Comment: Please remove the following sentence from the third paragraph: “As a result, the investment management team does not use traditional methods of investment management for the Portfolio, such as selecting securities on the basis of economic, financial and market analysis.”

Response: The change will be made.

Principal Risks

16. Comment: Please remove the following sentence from “Market Risk” because it is not applicable to an index fund: “It includes the risk that a particular style of investing, such as growth, may underperform the market generally.”

Response: The change will be made to the disclosure for each Index Portfolio, as applicable.

17. Comment: Please remove “Management Risk” because it is not applicable to an index fund.

Response: The Registrant declines to make this change because it is a risk of an Index Portfolio.

Applicable to Equity Portfolios

18. Comment: Liquidity Risk is included as principal risk. Please link it back to the principal investment strategies section.

Response: This risk will be removed as a principal risk from the Equity Portfolios because it is not a principal risk of investing in the Equity Portfolios.

Applicable to International Growth and Focused Growth Portfolios

Investment Objective

19. Comment: Please remove the following sentence from the investment objective section: “Any income received is incidental to this objective.”

Response: The Registrant declines to make this change at this time for the International Growth Portfolio and the Focused Growth Portfolio because the investment objective is a fundamental policy that may not be changed without shareholder approval.

Applicable to International Growth, International Equity Index and Global Tactical Asset Allocation Portfolios

Principal Investment Strategies

20. Comment: For any Portfolio that has “International” or “Global” in its name, please disclose either in the summary section or as Item 9 disclosure the following: (1) that the Portfolio will invest in at least three countries outside of the U.S.; (2) that 40% of the Portfolio will be invested in foreign companies; and (3) how the adviser determines which companies are foreign companies.

Response: This disclosure will be added as Item 9 disclosure in the prospectus for the International Growth Portfolio. The Global Tactical Asset Allocation Portfolio’s prospectus contains this type of disclosure. The Registrant declines to add this disclosure to the International Equity Index Portfolio because the Portfolio is an index fund.

Applicable to International Growth Portfolio

21. Comment: Please revise the second footnote to clarify meaning.

Response: The footnote has been revised as follows: “Although the inception date for Class D shares is November 16, 1994, performance for the period from August 23, 1999 through June 14, 2001 is that of Class A, as no Class D Shares were outstanding during such period. Because the fees and expenses of Class D Shares are higher than those of Class A Shares, actual performance would have been lower if these higher fees and expenses had been taken into account.”

Applicable to Small Company Index Portfolio

Principal Investment Strategies

22. Comment: Please remove the following sentences from the second paragraph: “The Russell 2000 Index is a market value-weighted index which includes stocks of approximately the smallest 2,000 companies in the Russell 3000(R) Index. The Russell 3000 Index consists of stocks of the 3,000 largest U.S. companies based on total market capitalization. The Russell 3000 Index represents approximately 98% of the investable U.S. equity market.”

Response: The change will be made.

Applicable to Equity Index Portfolio

Principal Investment Strategies

23. Comment: Please remove the following sentences from the second paragraph: “The companies chosen for inclusion in the S&P 500 Index tend to be industry leaders within the U.S. economy as determined by Standard and Poor’s Rating Services (“S&P”). However, companies are not selected by S&P for inclusion because they are expected to have superior stock price performance relative to the market in general or other stocks in particular.”

Response: The change will be made.

Applicable to Large Cap Index Portfolio

Investment Objective

24. Comment: Please remove second sentence of investment objective: “The Russell 1000 Index is commonly used to represent the large capitalization segment of the U.S. equity market.”

Response: The change will be made.

Principal Investment Strategies

25. Comment: Please remove the following sentences from the second paragraph: “The Russell 1000 Index is a market value-weighted index that includes stocks of the 1,000 largest companies in the Russell 3000(R) Index. The Russell 3000 Index consists of stocks of the 3,000 largest U.S. companies based on total market capitalization. The Russell 3000 Index represents approximately 98% of the investable U.S. equity market as of December 31, 2009.”

Response: The change will be made.

Applicable to Fixed Income Portfolios

Investment Objective

26. Comment: Please revise the investment objective to: “The Portfolio seeks to maximize total return (capital appreciation and income) consistent with reasonable risk.”

Response: The change will be made to the disclosure of the Fixed Income Portfolios where applicable.

Principal Investment Strategies

27. Comment: Please include an explanation of what structured securities are.

Response: The reference to structured securities has been removed.

Principal Risks

28. Comment: Structured securities are included as part of the principal investment strategy. If it is a principal risk, please include structured securities risk as principal risk.

Response: The disclosure has been revised so structured securities are not part of the principal investment strategy for a Fixed Income Portfolio. Accordingly, structured securities risk has not been added.

Applicable to Money Market Portfolios

Investment Objective

29. Comment: Please remove the following from the investment objective section of the Diversified Assets, Government and Government Select Portfolios: “by investing exclusively in high quality money market instruments.”

Response: The Registrant declines to make this change at this time because the investment objective may not be changed without approval of the board of trustees and/or shareholders.

Principal Investment Strategies

30. Comment: Please disclose the quality parameters, the duration/maturity parameters and how individual securities are selected.

Response: The following disclosure will be added to the Principal Investment Strategies section of each money market fund’s prospectus:

The SEC imposes strict requirements on the investment quality, maturity, and diversification of the Portfolio’s investments. Accordingly, the Portfolio’s investments must have a remaining maturity of no more than 397 days and must be high quality. The Investment Adviser may consider, among other things, credit, interest rate and prepayment risks as well as general market conditions when deciding whether to buy or sell investments for the Portfolio.

31. Comment: Please add to the disclosure of temporary defensive positions that “During this time, the Portfolio may not meet its investment objective.”

Response: The disclosure will be added.

Principal Investment Strategies

32. Comment: Structured Securities Risk is disclosed as a principal investment risk. Please link back to principal investment strategies section.

Response: Examples of structured securities have been added to the Principal Investment Strategies section of the Diversified Assets and Prime Obligations Portfolios. The Tax-Exempt and Municipal Portfolios’ disclosure contains an example.

Statements of Additional Information (all)

Investment Restrictions

33. Comment: A fundamental policy on senior securities is not included. Please include the next time there is a shareholder vote.

Response: Each SAI does disclose a policy on senior securities as follows:

In addition, as a matter of fundamental policy, [a] [the] Portfolio will not issue senior securities to the extent such issuance would violate applicable law.

*    *    *

We thank you for your assistance. If you should have any questions regarding the Trust’s responses to your comments, please do not hesitate to contact the undersigned at 312.569.1167.

Sincerely,

/s/    Veena K. Jain

Veena K. Jain, Esq.

cc:	Craig R. Carberry, Esq.
Diana E. McCarthy, Esq.